Orbis
Grupa Hotelowa

Warsaw, 2010-07-02

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

OSA/AH-4/69/2010



10016336

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no. 19/2010.

Best regards



Ireneusz Węgłowski

Vice-President



SEC MAIL
PROCESSING
SECTION
SEP 13 2010
WASH DC
200



ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

82-5025


SEC MAIL
SEP 23 2010
WASH. D.C.
PROCESSING
SECTION

Current report no 19/2010
June 30, 2010

Subject: resignation of a managing person (President of the Management Board), appointment of a managing person (President of the Management Board).

"Orbis" S.A. with its registered address in Warsaw at 16 Bracka str., registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital of: PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that after President of the Management Board, Mr. Jean Philippe Savoye, submitted at the Supervisory Board meeting held on June 30, 2010 his resignation dated June 30, 2010 from serving as member of the Management Board of „Orbis" S.A., the Supervisory Board appointed Mr. Laurent Picheral as member of the Management Board of the current tenure and entrusted Mr. Picheral with the position of President of the Management Board of „Orbis" S.A.

After holding the position of Chairman of the Supervisory Board of „Orbis" S.A. for 2.5 years and of President of the Management Board of „Orbis" S.A. for 6 years, Mr. Jean Philippe Savoye decided to devote to his private projects, which he indicated as the reason for the submitted resignation.

We provide below information about the appointed member of the Management Board, as set forth in § 28 of the Regulation of the Minister of Finance on current and periodic information to be published by issuers of securities as well as conditions for recognizing as equivalent information required by the laws of a non-member state dated February 19, 2009:

1) Date of appointment of the managing person:
June 30, 2010

2) First name and surname of the appointed managing person:
Laurent Picheral

3) Function entrusted in the issuer's business:
President of the Management Board of "Orbis" S.A.

4) Education, qualifications and positions held previously, together with a description of work experience:

EDUCATION:
From 2007 French Foreign Trade Advisor at the Embassy of France, Bavaria, Germany
1988 EDHEC Business School

FOREIGN LANGUAGES:
French: mother tongue
English: fluent
German fluent
Polish: very good

POSITIONS HELD:

2003 – until present
Accor Hotellerie Deutschland GmbH (Accor - Hotel Group in Germany) and The NewGen Hotels AG
Managing Director and Finance Director in charge of Finance, Taxes, Legal Issues, Real Property, Development, Purchases Department and IT Department

July 2002 – Aug. 2003 *member of the Management Board of* ***ORBIS S.A., Poland***

1997 – 2002 ***Accor SA, Paris, Head Office, Director of the Internal Audit Department of the Accor Group, Worldwide***

1995 – 1997 ***Salustro Reydel Paris,*** *Senior Managing Director in France and Senior Operating Director in charge of development offices in Central Europe*

1993 – 1995 **KPMG Audit, Paris**, Director of the Audit and Corporate Finance Department

1991 – 1993	***KPMG Poland, Senior Supervising Manager*** in the Audit and Corporate Finance Department
1989 – 1991	***KPMG Paris,*** Financial Auditor

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

   Accor Hotellerie Deutschland GmbH (Accor- Hotel Group in Germany) and The NewGen Hotels AG
   Managing Director and Finance Director in charge of Finance, Taxes, Legal Issues, Real Property, Development, Purchases Department and IT Department
   This is not a competitive activity

6) Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:
   Not applicable